04036865

7th

Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,



**David Coker**
**Company Secretary**

Enclosure

dlw 9/14

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Morgan Crucible Co PLC |
| **TIDM** | MGCR |
| **Headline** | Holding(s) in Company |
| **Released** | 15:32 07-Sep-04 |
| **Number** | 7049C |

| ISSUER | FILE NO. |
|---|---|
| The Morgan Crucible Company plc | 82-3387 |

**SCHEDULE 10**

**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1) Name of company:

The Morgan Crucible Company plc

2) Name of shareholder having a major interest:

Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Deutsche Bank AG London 1,093,851 shares; Morgan Nominees Limited 495,019 shares; Bank of New York Nominees 5,394,960 shares; Chase Nominees 355,918 shares; Deutsche Bank International Limited 63,000 shares; HSBC Global Custody Nominees (UK) Ltd 209,884 shares; Lothian Regional Council 551,431 shares; Nortrust Nominees Ltd 1,760,364 shares; State Street Nominees 19,144,091 shares.

5) Number of shares/amount of stock acquired:

Not known

6) Percentage of issued class:

Not known

7) Number of shares/amount of stock disposed:

N/A

8) Percentage of issued class:

N/A

9) Class of Security:

Ordinary shares of 25p

10) Date of Transaction:

Not known

11) Date company informed:

Faxed letter dated 3/9/04

12) Total holding following this notification:

29,068,518 shares

13) Total percentage holding of issued class following this notification:

10.01

14) Any additional information

N/A

15) Name of contact and telephone number for queries:

Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:

Mr D.J. Coker

17) Date of notification:

7th September 2004

END

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